UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                 June 16, 2021

  By E-Mail
  Fang Xue, Esq.
  Gibson, Dunn & Crutcher LLP
  Unit 1301, Tower 1, China Central Place
  No. 81 Jianguo Road
  Chaoyang District
  Beijing 100025, PRC

           Re:     Tarena International, Inc.
                   Schedule 13E-3
                   Filed on May 25, 2021
                   Filed by Tarena International, Inc., Mr. Shaoyun Han, Kidedu Holdings
                          Limited, Kidarena Merger Sub, Kidtech Limited,
Ascendent Capital
                          Partners III, L.P., Connion Capital Limited,
Learningon Limited,
                          Moocon Education Limited, Techedu Limited, and
Titanium
                          Education (Cayman) Limited
                   File No. 005-88126

  Dear Ms. Xue:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Proxy Statement

  1. It appears that the Other Rollover Shareholders are affiliates of the issuers and engaged in the going private transaction. Thus, please include the Other Rollover Shareholders as filing persons in the Schedule 13E-3 and all required disclosure for each such entity.
           Alternatively, provide us your detailed legal analysis explaining why you do not believe such entities should be filing persons.

  2. On a related note, we note in the cover letter that several of the parties to the merger agreement can designate a company other than entity currently named to own Parent at
 Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
June 16, 2021
Page 2

       the effective time of the merger. Please confirm that any such designation will be accompanied by the filing of an amendment to the Schedule 13E-3 to include such designated entities as filing persons.

Summary Term Sheet, page 1

3. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item
       1001 of Regulation M-A.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions